

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 10, 2007

Mr. Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, British Columbia V6C 3M1 Canada

> **RE: Form 40-F for the Fiscal Year ended December 31, 2005**
> **Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006**
> **and September 30, 2006**
> **File No. 0-20115**

Dear Mr. Cameron:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief